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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Trintech Group PLC

(Name of Issuer)

American Depositary Shares and Ordinary Shares

(Title of Class of Securities)

896682101

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 896682101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cyril P. McGuire

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,855,318 6. Shared Voting Power 7. Sole Dispositive Power 2,855,318 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,318

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Trintech Group PLC

(b)	Address of Issuer’s Principal Executive Offices:

c/o Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland

Item 2.

(a)	Name of Person Filing: Cyril P. McGuire

(b)	Address of Principal Business Office or, if none, Residence:

c/o Trintech Building
South County Business Park
Leopardstown
Dublin 18, Ireland

(c)	Citizenship: Republic of Ireland

(d)	Title of Class of Securities: American Depositary Shares and Ordinary Shares

(e)	CUSIP Number: 896682101

Item 3. If	this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,855,318

(b)	Percent of class: 19%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,855,318

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,855,318

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Jayness Limited and Vanspur Limited, which are owned by two Jersey discretionary trusts, Jayness Trust and Vanspur Trust, each hold options to acquire up to 722,687 equivalent American Depositary Shares, representing approximately 4.7% of the equivalent American Depositary Shares outstanding, which shares were acquired from John McGuire and Cyril McGuire. Neither John McGuire, Cyril McGuire nor any of their family members are trustees or beneficiaries of these trusts and John and Cyril McGuire disclaim any beneficial interest in this securities held by Jayness Limited, Vanspur Limited or the trusts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date

/s/ CYRIL P. MCGUIRE
Signature

Chairman & Chief Executive Officer
Name/Title